Giles R. Peatfield, Ph.D., P.Eng.
Consulting Geologist
104-325 Howe Street
Vancouver, B.C. V6C 1Z7
Telephone: (604) 685-3441 Telecopier:
(604) 681-9855

13 May 1996

Mr. A.M. Homenuke, P.Eng.
Silverado Mines Ltd.
505-1111     West Georgia Street
Vancouver, British Columbia
V6E 4M3

Dear Mr. Homenuke:

     At your request, I have reviewed my report dated 21 March, 1994 regarding the establishment of a "Fair Market Value" for the Eagle Creek mineral property located in the Fairbanks mining district of Alaska. As there has been no serious work on the property in the intervening years, I saw no need to do an in-depth update of the report. However, there has been a marked upswing in exploration activity in the region, and a significant gold discovery has been reported within about 12 kilometres of the property.

     This discovery, by Newmont on the True North property northeast of Eagle Creek, is reported to contain 450,000 ounces of gold in reserves and 2,000,000 ounces in resources. This coupled with the recently released aeromagnetic map showing magnetic trends converging on the Eagle Creek property, and the recent acquisition by Placer Dome U.S. Inc. of property interests along the northeasterly aeromagnetic trend tends to make the subject property more prospective than I regarded it at the time of my report.

     Accordingly, I have revised my valuation estimates for the Eagle Creek property. The revised estimates are presented in the following table, which is modeled after the one presented in my 1994 report, to which reference should be made.

All amounts are in $US:

     Valuation Method          Mid-point(S)  Lower Litnit (S)    Upper Limit (S)
     ----------------          ------------  ----------------    ---------------
     Kilburn method                 575,000           460,000            690,000
     Option terms method            500,000           350,500            650,000
     Target deposit method          450,000           300,000            600,000
     Past exploration method        520,000           416,000            624,000
     Recommended work method        350,000           280,000            420,000
     Staking costs method           330,000           264,000            396,000

     Average values                 454,167           345,000            563,333
     Rounded values                 455,000           345,000            565,000

     You will see that this has resulted in a valuation almost double that given in my 1994 report. This requires some explanation, as follows:

1) In the case of the Lionel Kilburn method of valuation, I have increased the value factors markedly based on the recently reported results at the True North property and on the patterns revealed on the published aeromagnetic map.

2) For the Option Terms method, I have increased the value based on the thought that the ACNC decision may have been influenced by internal politics. In any case, it is too far back in history, with regard to recent developments, to be a valid criterion. I have assumed that the $US 500,000 payment would in fact be reasonable.

3) Given the recent success at the True North property, I have upgraded the probability of exploration success at Eagle Creek to 1 percent (the one in a hundred rule), and kept the expected after-tax NP V's for stock work and lode deposits the same.

4) 1 have assumed that the $US 1,300,000 past expenditure would be reasonable amount to do a similar amount of work today (in other words that inflation would essentially balance inefficiencies in the original programs), and have retained the notion that about 40 percent of the work would be useful in ongoing programs.

5) In light of nearby successes and increased activity in the region, I have increased the size of program I could reasonably recommend for the property.

6) The cost of staking, holding and evaluating is strongly influenced by the cost of work necessary to evaluate the ground; as such it is very similar to item 5) above.

     I hope that this letter, in conjunction with my March 1994 report, will be suitable for your purposes. I feel it important to stress that while I would regard any final figure in the range $US 325,000 to $US 575,000 to be a reasonable valuation for the property, the concept of "Fair Market Value" implies the highest price, expressed in money terms, which would be obtainable in an open and unrestricted market between knowledgeable, prudent and willing parties dealing at arm's length, who are frilly informed and under no compulsion to deal. Whether or not these terms fit your own particular circumstances only you can judge.


                                                             Yours very truly,

                                                         /s/ Giles R. Peatfield
                                                         ----------------------
                                                         Giles R. Peatfield,
                                                         Ph.D., P.Eng.

                          VALUATION OF THE EAGLE CREEK

                                MINERAL PROPERTY,

                        FAIRBANKS MINING DISTRICT, ALASKA







                                       by


                          G.R. Peatfield, Ph.D., P.Eng.


                                       for



                              Silverado Mines Ltd.









                           Vancouver, B.C. March, 1994

                                TABLE OF CONTENTS

                                                                           Page

SUMMARY                                                                       1

CONCLUSION                                                                    1

1.0  INTRODUCTION AND TERMS OF REFERENCE                                      2

2.0  BRIEF PROPERTY DESCRIPTION AND HISTORY                                   2

3.0  VALUATION METHODOLOGY                                                    3
     3.1  General Statement                                                   3
     3.2  Kilburn Method                                                      3
     3.3  Option Terms Method                                                 3
     3.4  Target Deposit Analysis Method                                      4
     3.5  Past Exploration Expenditures Method                                4
     3.6  Recommended Next-phase Program Method                               4
     3.7  Staking and Examination Costs Method                                4

4.0  EAGLE CREEK PROPERTY VALUATION                                           4
     4.1  Kilburn Method                                                      4
     4.2  Option Terms Method                                                 5
     4.3  Target Deposit Analysis Method                                      5
     4.4  Past Exploration Expenditures Method                                5
     4.5  Recommended Next-phase Program Method                               5
     4.6  Staking and Examination Costs Method                                5
     4.7  Summary of Valuations                                               6

5.0  REFERENCES                                                               6

6.0  STATEMENT OF QUALIFICATIONS OF G.R. PEATFIELD, Ph.D., P.Eng.             7


APPENDIX

     GEOLOGICAL REPORT ON THE EAGLE CREEK PROPERTY, Fairbanks Mining District, Alaska. by J.W. Murton, P.Eng. (Revised) January 1990.

   SUMMARY

     In March 1994, Mr. A.M. Homenuke, P.Eng. of Silverado Mines Ltd. retained G.R. Peatfield to prepare an "Independent Valuation" of the Eagle Creek mineral property situated near Fairbanks, Alaska. The valuation is intended to be used to establish a "Fair Market Value" for the property, which is to be the subject of a non-arms-length transaction between the present owner (Kintana Resources Ltd.) and Silverado. For this purpose, Fair Market Value means the highest price, expressed in money terms, which would be obtainable in an open and unrestricted market between knowledgeable, prudent and willing parties dealing at arm's length, who are fully informed and under no compulsion to deal.

     The Eagle Creek property consists of 77 mineral claims in the Fairbanks mining district, situated about 12 miles west of the Fort Knox gold project of AMAX Gold, and 12 miles northeast of the Ester Dome area, where significant lode and placer gold production has been and continues to be realized. The Eagle Creek claims cover an area of metasedimentary and intrusive rocks with numerous shear zones and fault zones carrying significant gold values and locally antimony mineralization. There has been some antimony production from a small mine located near the centre of the present property.

     Exploration work to date has outlined a large number of geochemically anomalous areas, and trenching has uncovered several mineralized structures. Drilling to date on the property has indicated the presence of numerous narrow presumably structurally controlled zones of gold mineralization, with generally rather low grades. Although several drill holes show long sections of anomalous values, in the range of 100 to 500 or more parts per billion gold with elevated arsenic and antimony contents, no significant zones of stockwork mineralization have been outlined to date.

     This report consists of a valuation of the mineral property employing several different methods widely used for such analyses. These methods are briefly described, and the assumptions used in each calculation are stated. All dollar amounts in this report are in $US, unless specifically noted.


CONCLUSION

     Based on a process of averaging the results of a number of separate valuations, it is my opinion the Eagle Creek property has a Fair Market Value of $US 250,000. Any figure in the range $US 190,000 to $US 310,000 would be reasonable.


                                                              Very truly yours


                                                              /s/ G.R. Peatfield
                                                              ------------------
                                                              G.R. Peatfield
                                                              Ph.D.,  P.Eng.
                                                              21 March, 1994

     1.0  INTRODUCTION AND TERMS OF REFERENCE

This report has been prepared for Silverado Mines Ltd., and is based on information provided by the Company and believed to be accurate. While all reasonable care has been taken in the completion of the report, G.R. Peatfield, Ph.D., P.Eng. hereby disclaims any and all liability arising out of its use or circulation, and cannot guarantee the accuracy of the contained information. The use of this report or any part thereof shall be at the user's sole risk.

Valuation of mineral properties which do not contain known, clearly defined and demonstrably exploitable reserves is a somewhat subjective process. There are numerous methods in common use for such valuation, only some of which can logically be considered to be valid. In the case of this evaluation, a number of methods have been used and results averaged to arrive at a final value, with a reasonable range of values calculated.

     2.0  BRIEF PROPERTY DESCRIPTION AND HISTORY

The geology of the Eagle Creek claims and surrounding area, as well as the early exploration history of the property, have been well described by Murton (1990), whose report is appended to this report.

More recently,  the  property  was  under  option  to  American  Copper & Nickel
     Company, Inc. (ACNC), who completed an examination of the claims including the drilling of a total of 29 holes aggregating 11,688 feet in the 1991, 1992 and 1993 field seasons. The holes are widely scattered, with one concentration in an area considered to be favourable for bulk-tonnage mineralization. Although several holes returned long sections of anomalous gold and short sections with significant values, no potential orebody has been indicated to date.

Details of the various  transfers  and option  agreements  respecting  the Eagle
     Creek property are available from Silverado Mines Ltd. and Kintana Resources Ltd. I have not investigated title or ownership, nor do I pass any judgement on the validity of the mineral claims.

     3.0  VALUATION METHODOLOGY

3.1  General Statement

          There are a large number of methods in general use to establish fair market value for mineral properties, of which several are not generally valid, and several others are not applicable in this case. The best method, of course, is a discounted cash flow analysis which allows one to calculate a net present value for the property. However, this method requires a defined ore-body and usually a feasibility study or at least an in-depth analysis of potential mining, milling and other costs; this is not possible in the case of the Eagle Creek property. Of the methods in general use the following, as described below, are considered valid for this property and have been used in this analysis. Glanville (I 986, and subsequent personal communications) has considered a large number of methods; with the exception of the first method below, all other methods considered herein are based on his work or some variation thereof.

3.2  Kilburn Method

          Kilburn (1990) devised a method of assigning a dollar value to a mineral property which does not contain defined exploitable reserves. In the simplest of terms, his method involves assigning a "base cost" to the property, which is the cost to explore for and stake a raw prospect. His value in 1990 was $C 400 for a claim of 16 hectares or 40 acres. He then defined a number of characteristics for a property, in the general categories of location with respect to off-property deposits or favourable patterns; grade and amount of mineralization known to exist on the property under evaluation; geophysical and/or geochemical targets present on the subject property and their relationship to one another; and geological patterns on the property which may be regarded as favourable for the occurrence of ore. A total of 19 subcategories, only some of which will be applicable to a given property, were defined and a relative ranking scheme set out for these subcategories. Finally, each subcategory was assigned a value factor, by which the base cost would be multiplied. Core claims with evidence of mineralization or high potential are distinguished from ground which is acquired essentially for protection. Kilburn's method requires considerable judgement and experience for optimum use, but can be, if carefully applied, a reasonable method of assigning a value. It is especially powerful if used to rate prospects one against another, especially in a single area or political jurisdiction.

3.3  Option Terms Method

          This is a difficult method to use, involving subjective judgements, and is not generally favoured. In brief, it involves estimating the present value of an hypothetical stream of option payments factored by the probability of these payments actually being made. In most cases this is very difficult, but in this specific case there is some justification for using this method, as is detailed in a subsequent section.

3.4  Target Deposit Analysis Method

          This method involves postulating what type of deposit or deposits might be found on the subject property, assuming a net present value range for deposits of this type, and assigning probabilities for the discovery of each deposit type on the property. Although somewhat subjective, this method does have some basis in (hypothetical) economic facts.

3.5  Past Exploration Expenditures Method

          This is not a generally favoured method, because it involves subjective judgements as to whether the past work has: a) been good value for money, and b) tended to enhance or detract from the on-going exploration potential of the ground. In this case it has been used, but is not regarded as particularly definitive.

3.6  Recommended Next-phase Program Method

          Again, this is not a favoured method, but it can give some measure of the relative worth of a property. It is based on the assumption that there is some probability that the work will progress to subsequent stages, and therefore that the property has at least this minimum value.

3.7  Staking and Examination Costs Method

          This method relies on the assumption that the worth of a property can be measured by what one might reasonably pay to acquire the ground were it open for staking, along with the cost of regional prospecting or reconnaissance and an initial examination of the claims. Again, the method is somewhat subjective but does have some basis in reasonable exploration practice.

     4.0  EAGLE CREEK PROPERTY VALUATION

4.1  Kilburn Method

          The Eagle Creek property consists of 77 claims, of which 40 can be taken to be prospective and the remaining 37 to be protection ground. Translating Kilburn's $C 400 (1990) per 40 acre claim to $US (1994) gives an approximate base cost of $300 per claim. This yields aggregate base costs of $12,000 for the prospective ground and $ 11,100 for the protection claims. Applying Kilburn's methodology, although it does not fit perfectly in this case, gives multiplication factors of 24 for the core claims and 3 for the surrounding ground, for a total of $321,000 (rounded to $320,000). A reasonable range is felt to be 20%, for lower and upper limits of $256,000 and $384,000.

4.2  Option Terms Method

          In late 1993, ACNC declined to make a $500,000 option payment to continue work on the claims, which in effect puts an upper limit on the value of the property. However, it has been said that their decision was not an easy one, and this suggests that they put a reasonable value on the claims. I have arbitrarily chosen a value of $350,000, with a range of + 30%, for lower and upper limits of $245,000 and $455,000. This makes the upper limit just slightly less than the payment which ACNC declined to make.

4.3  Target Deposit Analysis Method

          The reasonable targets for the Eagle Creek property are either a stockwork gold deposit such as the Fort Knox deposit near Fairbanks, or a high-grade lode gold situation such as those in the Ester Dome area to the southwest. I have arbitrarily chosen NPV values for a stockwork style mine of $20 to $40 million, and for a lode situation of $5 to $10 million. As well, I have assumed probabilities of exploration success for both deposit types of 0.5%. This probability figure is less than the usually accepted value of 1% (the old one-in-a-hundred rule), based on the fact that the latest exploration stage has had the effect of downgrading the property somewhat, without producing significant new targets. The addition of the factored values for the two target types yields a range of $125,000 to $250,000, with a mid-point value of $187,500.

4.4  Past Exploration Expenditures Method

          Although past exploration expenditures are not usually regarded as a particularly good valuation method, they can be indicative of general value. In this case, total expenditures on the property are said to be of the order of $1,300,000; it would appear to me that the effective value of this expenditure would not exceed half this amount, or $650,000. Of this value, I would consider that something less than half would in fact be useful as a guide for future exploration. I have arbitrarily chosen a value of $300,000, with a 20% range of $240,000 to $360,000.

4.5  Recommended Next-phase Program Method

          Based on my present knowledge of the property, I would not be able to recommend a next-phase program with a budget in excess of $200,000. This yields a 20% range of $160,000 to $240,000.

4.6  Staking and Examination Costs Method

          Assuming that the ground were open, the cost of acquisition, registration and holding for a reasonable length of time would have a present value of about $350 per claim. This added to reconnaissance work and a reasonable first-phase examination costing something of the order of $100,000 would yield a value of $130,000, with a 20% range of $104,000 to $156,000.

4.7  Summary of Valuations

          The following table shows the mid-point and the lower and upper limit values for the various valuation methods considered, with the calculated averages and a summary of the rounded values applicable for this valuation. All amounts are in $US.

     Valuation Method          Mid-point(S)  Lower Litnit (S)    Upper Limit (S)
     ----------------          ------------  ----------------    ---------------
     Kilburn method                 320,000           256,000            384,000
     Option terms method            350,000           245,000            455,000
     Target deposit method          187,500           125,000            250,000
     Past exploration method        300,000           240,000            360,000
     Recommended work method        200,000           160,000            240,000
     Staking costs method           130,000           104,000            156,000

     Average values                 247,917           188,333            307,500
     Rounded values                 250,000           190,000            310,000

5.0  REFERENCES

Kilburn, Lionel C. (1990):  Valuation of mineral properties which do not contain
     exploitable  reserves;   Canadian  Institute  of  Mining,   Metallurgy  and
     Petroleum (CIM), CIM Bulletin, August 1990, pages 90 - 93.

Murton, J.W. (1990):  Geological  Report on the Eagle Creek Property,  Fairbanks
     Mining District, Alaska; Unpublished report for Can-Ex Resources Ltd. (original report dated September 15, 1989, revised January 19, 1990), J. W. Murton & Associates, 14 pages, 6 figures, 2 appendices.

Glanville, Ross (1986): The Valuation of Mining Properties; Speech to the United
     Nations interregional seminar on electronic data processing in mineral exploration and development, Sudbury, Ontario, October 22, 1986, 16 pages.



6.0  STATEMENT OF QUALIFICATIONS OF G. R. PEATFIELD, Ph.D., P.Eng.

I, Giles R. Peatfield, do hereby certify that:

1. I am a consulting Geological Engineer with an office at 104-325 Howe Street, Vancouver, British Columbia, V6C 1Z7.

2. I am a graduate of the University of British Columbia (B.A.Sc., Geological Engineering, 1966) and of Queen's University at Kingston (Ph.D., 1978).

3. I am a Fellow of the Geological Association of Canada, and a Member of the Canadian Institute of Mining and Metallurgy, of the Association of Exploration Geochemists, and of the Association of Professional Engineers and Geoscientists of British Columbia.

4. I have practiced my profession as an exploration geologist for more than twenty-five years, both as an employee of a major mining company and as an independent consultant.

5.   To complete  this report,  I have relied  largely on data supplied to me by
     Silverado  Mines  Ltd.  and  on  discussions   with  Silverado   personnel,
     especially Mr. A.M. Homenuke, P.Eng.

6. I have no interest, direct or indirect, nor do I expect to receive any interest in the Eagle Creek mineral property or in the securities of either Silverado Mines Ltd. or Kintana Resources Ltd.


                                                   /s/ G.R. Peatfield
                                                   -------------------
                                                   G.R. Peatfield, Ph.D., P.Eng.



Dated at Vancouver, B.C. this 21st day of March, 1994.